


SEC MAIL
RECEIVED
PROCESSING
MAR 3 0 2007
WASH. D.C.
209
SECTION

SECURITIES AND EXCHANGE COMMISSION

07006685

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SEC FILE NUMBER
8 - 52415

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/18/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Pelion Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

650 Fifth Avenue
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hilary Bergman — 212-259-2602
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP
(Name -- *if individual, state last, first, middle name*)

1212 Avenue of Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
APR 17 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Hilary Bergman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pelion Securities Corp., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

EDWARD D. MAJEWSKI
Notary Public, State of New York
No. 01MA6019374
Qualified in Richmond County
Commission Expires Feb. 8, 2011

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Pelion Securities Corp.

Report on Financial Statements
(With Supplementary Information)

Period from April 18, 2006
(Date of Inception) to
December 31, 2006

PELION SECURITIES CORP.

Facing Page

Index

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com • 888-542-6461 • fax 888-542-3291

Report of Independent Public Accountants

To the Board of Directors
Pelion Securities Corp.

We have audited the accompanying statement of financial condition of Pelion Securities Corp. (a wholly-owned subsidiary of Pelion Financial Group, Inc.) as of December 31, 2006, and the related statements of operations, changes in stockholder's equity and cash flows for the period from April 18, 2006 (date of inception) to December 31, 2006 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pelion Securities Corp. as of December 31, 2006, and its results of operations and cash flows for the period from April 18, 2006 (date of inception) to December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and Schedule II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J.H. Cohn LLP

New York, New York
March 29, 2007

PELION SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash	$12,372
Due from clearing broker-dealer	5,790
Deposit with clearing broker-dealer	45,154
Total assets	$63,316

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$14,000
Due to Parent	22,513
Total	36,513
Contingencies	
Stockholder's equity:	
Common stock, 2,000,000 shares authorized; 100 shares issued and outstanding	1
Additional paid-in capital	34,420
Accumulated deficit	(7,618)
Total stockholders' equity	26,803
Total liabilities and stockholder's equity	$63,316

See Notes to Financial Statements.

PELION SECURITIES CORP.

STATEMENT OF OPERATIONS
PERIOD FROM APRIL 18, 2006 (DATE OF INCEPTION) TO
DECEMBER 31, 2006

Revenue:	
Commissions and fees	$19,472
Other income	981
Total revenue	20,453
Expenses:	
Management fee	12,000
Professional fees	11,731
Licenses and registrations	3,375
Insurance	965
Total expenses	28,071
Net loss	$ (7,618)

See Notes to Financial Statements.

PELION SECURITIES CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
PERIOD FROM APRIL 18, 2006 (DATE OF INCEPTION) TO
DECEMBER 31, 2006

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Issuance of common stock for contribution of net assets	$1	$34,420		$34,421
Net loss	—		$(7,618)	(7,618)
Balance, end of period	$1	$34,420	$(7,618)	$26,803

See Notes to Financial Statements.

PELION SECURITIES CORP.

STATEMENT OF CASH FLOWS
PERIOD FROM APRIL 18, 2006 (DATE OF INCEPTION) TO DECEMBER 31, 2006

Operating activities:	
Net loss	$ (7,618)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Due from clearing broker-dealer	(2,798)
Deposit with clearing broker	(1,725)
Due to Parent	12,000
Accounts payable and accrued expenses	2,000
Net cash provided by operating activities	1,859
Financing activities - due Parent	10,513
Net increase in cash and cash balance, December 31, 2006	$ 12,372
Noncash investing and financing activities:	
Contribution of assets and liabilities from Parent	$ 34,421

See Notes to Financial Statements.

PELION SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

Note 1 - Business and summary of significant accounting policies:

Business:

Pelion Securities Corp. (the "Company") is a wholly-owned subsidiary of Pelion Financial Group, Inc. ("PFG" or the "Parent") and was incorporated on April 18, 2006. PFG is engaged in the business of providing pension plan services to clients (including third party administrators), including security transaction capability and investment advisory services through its wholly-owned subsidiaries, Pelion Benefit Administrator, Inc., Pelion Securities Corp. and Pelion Investment Advisors, Inc. (a registered investment advisor). The Company is a registered broker-dealer licensed by the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers and the Securities Investor Protection Corporation. The Company provides broker-dealer services as an introducing broker-dealer, principally for its affiliated companies, clearing customer transactions through another broker-dealer on a fully disclosed basis.

The Company was capitalized through a contribution from PSG of certain assets acquired and liabilities assumed from Fortress Financial Securities Group. These net assets consisted primarily of a broker-clearing deposit and accrued expenses.

The accompanying financial statements have been prepared from the separate records maintained by the Company and due to certain transactions and agreements with the Parent, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

The Parent has committed to provide additional capital, if needed, to the Company.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and receivables from brokers and dealers and clearing organizations. The Company maintains its cash in bank deposit and other accounts, the balances of which, at times, may exceed Federally insured limits. Exposure to credit risk is reduced by maintaining banking and brokerage relationships with high credit quality financial institutions and monitoring their credit ratings.

Note 1 - Business and summary of significant accounting policies (concluded):

Revenue recognition:

Security transactions and the related commission revenue is recorded on a trade date basis.

Income taxes:

The Company files consolidated Federal and state income tax returns with PFG and subsidiaries. The subsidiaries record their deferred and current taxes on a separate company basis. The agreement provides that the subsidiaries are given credit in the year incurred for any deductions, net operating losses and credits that are subject to consolidated tax return rules and limitations.

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes," which requires deferred income tax assets and liabilities to be computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on exacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Note 2 - Related party transactions:

The Company reimburses PFG for communication and other costs that PFG pays on behalf of the Company. These costs amounted to $6,340 in 2006.

The Company and PFG have an expense sharing agreement as they utilize common services and facilities. The expense sharing agreement provides for the Company to reimburse PFG for operating expenses relating to its broker-dealer activities. All regulatory and legal costs related to is broker-dealer activities are paid directly by the Company. The Company's share of these expenses include compensation, rent and telephone which total $12,000 for the period from April 18, 2006 (date of inception) to December 31, 2006. Such amount was recorded as management fee on the statement of operations. In addition, the Parent paid certain expenses on behalf of the company.

At December 31, 2006, due to Parent results from the above transactions.

Note 3 - Income taxes

There is no current provision for income taxes due to the Company sustaining a loss in 2006.

At December 31, 2006, deferred tax assets of approximately $3,000 result from Federal and state net operating loss carryforwards of approximately $7,600 expiring through 2025. Due to uncertainties related to, among other things, the extent and timing of future taxable income, the Company recorded a valuation allowance for the full amount of the deferred tax assets at December 31, 2006.

PELION SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

Note 4 - Net capital requirement:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company had net capital of $26,803, which was $21,803 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.36 to 1.

Note 5 - Reserve requirement for brokers and dealers in securities:

The Company is exempt from provisions of rule 15c3-3 (per paragraph K(2)(ii) of such rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer transacting security transactions on a fully disclosed basis. The Company does not maintain physical custody of securities. Because of such exemption, the Company is not required to prepare a determination of reserve requirement for brokers and dealers in securities.

Note 6 - Off-balance sheet risk:

As discussed in Note 1, the Company does not hold customer segregated cash or securities balances. Transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At December 31, 2006, the Company was not responsible for any unsecured debits.

Additionally, the Company is exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligation to the clearing broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

Note 7 - Indemnifications:

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

PELION SECURITIES CORP.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

Net capital:	
Total stockholder's equity	$26,803
Deduct haircut on money market fund	903
Net capital	$25,900
Aggregate indebtedness - total liabilities	$36,513
Computation of basic net capital requirement:	
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000)	$ 5,000
Excess net capital	$20,900
Excess net capital at 1,000%	$22,249
Ratio of aggregate indebtedness to net capital	1.41 to 1
Reconciliation with the Company's computation (included in Part IIA of Form X-17a-5 as of December 31, 2006):	
Net capital, as reported in the Company's Part IIA (Unaudited) Focus Report	$34,729
Haircut on money market fund	(903)
Net audit adjustments - statement of operations changes	(7,926)
Net capital per above	$25,900
Aggregate indebtedness, as reported in the Company's Part IIA (Unaudited) Focus Report	$22,797
Audit adjustment - increase in due to Parent	13,716
Aggregate indebtedness per above	$36,513

See Report of Independent Public Accountants.

PELION SECURITIES CORP.

SCHEDULE II - STATEMENT REGARDING RULE 15c3-3
DECEMBER 31, 2006

The Company is exempt from rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that rule.

See Report of Independent Public Accountants.

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com • 888-542-6461 • fax 888-542-3291

Report of Independent Public Accountants on Internal Control

To the Board of Directors
Pelion Securities Corp.

In planning and performing our audit of the financial statements of Pelion Securities Corp. (the "Company") as of December 31, 2006 and for the period from April 18, 2006 (date of inception) to December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in

accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors of Pelion Securities Corp., management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



New York, New York
March 29, 2007

END